FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)
Suite 2300 – 1177 West Hastings Street
Vancouver, B.C. V6E 4K3

Item 2.	Date of Material Change

September 20, 2012

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is September 20, 2012. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports the appointment of Don Ewigleben as New Chief Executive Officer.

Item 5.	Full Description of Material Change

The Issuer reports that the appointment of Mr. Donald C. Ewigleben as President and Chief Executive Officer effective September 19, 2012. Mr. Ewigleben has been serving as the Issuer’s Chairman of the Board since November 2011. He will be stepping into the role currently held by Jeffrey Pontius, who was appointed Interim-CEO on June 29, 2012.

Mr. Ewigleben has over 35 years of experience in the mining industry, having held senior positions at large international producers and smaller public companies with exploration and development projects. His career has included roles overseeing mergers & acquisitions, legal, regulatory, environmental and government affairs, including multiple projects in Alaska. Most recently he was President, Chief Executive Officer and Director of Uranium Resources Inc. (URI), a publicly traded uranium producer. Prior to joining URI in September 2009, he served as President and Chief Executive Officer of AngloGold Ashanti North America and held executive positions with AngloGold Ashanti Ltd. in North America and in Johannesburg, South Africa. Prior to joining AngloGold in 2000, he was the Vice President, Environmental and Public Affairs, for Echo Bay Mines Ltd. and was responsible for the management and permitting of the AJ and Kensington projects in Alaska. Mr. Ewigleben began his career with AMAX Coal in Washington, DC and later as Vice President Environmental & Governmental Affairs for AMAX Gold was intimately involved with the permitting and development of the Fort Knox deposit 60 miles to the southeast of the Livengood deposit.

Mr. Ewigleben has been replaced as the Issuer’s Chairman by Daniel Carriere, a non-executive director, who has been a board member since April 2010.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, proposed, planned, potential and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the inability of the Issuer to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Issuer to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's Livengood property.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, Chief Executive Officer
Business Telephone No.: (604) 683-6332

Item 9.	Date of Report

September 24, 2012